HOBBYDB

2021 Report

Dear investors,

From welcoming new partners, advisors, and investors, to new features, to thousands of new items and the introduction of the hobbyDB App, the last twelve months were quite the adventure. Some of our most influence new partners include Brooklin Models, Valiant Comics, and Timpo Toys.

As you know hobbyDB would not be the resource it is today without our dedicated Squad of Volunteers. The hobbyDB Squad grew to be bigger than ever in 2021 and now boasts more than 1,500 members!

The hobbyDB App made its highly-anticipated debut this year and now has more than 75,500 downloads. The App's barcode scanning technology allows you to scan a UPC or unique barcode (such as Hot Topic) and gain instant access to that item on hobbyDB. From there you can check to see if your collection needs that item. It's also great for adding multiple items to your collection at once. Rather than looking up each item in the hobbyDB database, simply scan it and add it!

We need your help!

We're always looking for more folks to join the Volunteer Squad and add their expertise to hobbyDB. Introduce us to collectors, brands, and potential partners who are looking for a home for their data. Share the news about hobbyDB with your friends and follow us on all of our social media pages. We're also always looking for introductions to new sellers with good inventory that are reliable and trustworthy.

Sincerely,

Ted Huffman

Board Member

Christian Braun

Collector of Collectors & CEO

Our Mission

With more than 100 million items in the database and 20 million price points in our price guide we'll be the Wikipedia/Kelly Blue Book of collecting. The default place everyone goes for information on collectibles and fandoms - and the most trusted collectors' marketplace for 10 million users. With our user base growing fast and $1.35B worth of items in their collections already, we're well on our way. These future projections cannot be guaranteed.

See our full profile

How did we do this year?

Report Card

B+

The Good

We introduced the all new hobbyDB App and already have 75,500 downloads.

We added a lot of new brands such as Brooklin Models, Timpo Toys, and Valiant Comics.

We added new collectible types to help manage your collection including autographed and graded collectibles.

The Bad

With the introduction of Tokens, we lost some first time marketplace sellers. We have plans to return to final value fees in 2022.

We encountered some site performance issues, but plan to upgrade our technology in 2022.

Although we planned to migrate The Toy Peddler with our own stack to reduce costs and complexity, this has been slated for 2022.

2021 At a Glance

January 1 to December 31

$418,154 [3%]	Revenue
-$162,993	Net Loss
$123,463 +10%	Short Term Debt
$177,131	Raised in 2021
$112,406	Cash on Hand

INCOME | BALANCE | NARRATIVE

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Built and Owned by Collectors like you

Collectibles is a completely underserved, $500 billion market comprised of 75 million collectors. This market is ripe for disruption and with more than 80 years of combined experience, we know how to build THE resource for collectors that will become the next eBay/Etsy of the future.

Built by collectors for collectors (and now owned by collectors), hobbyDB is the ultimate home for collectors and fans worldwide. With a powerful and detailed database of collectibles super-powered with a price guide, you can explore any fandom, track your collection, and use our secure marketplace to safely buy and sell.

With more than 100 million items in the database and 20 million price points in our price guide we'll be the Wikipedia/Kelly Blue Book of collecting. The default place everyone goes for information on collectibles and fandoms - and the most trusted collectors' marketplace for 10 million users. With our user base growing fast and $1.35B worth of items in their collections already, we're well on our way. These future projections cannot be guaranteed.

Milestones

Hobbydb Corp was incorporated in the State of Delaware in October 2013.

Since then, we have:

- We believe we are poised to conquer an under-served, $500B market comprised of 75 million collectors

- hobbyDB is home to 530,000 collectors who have collections worth $1.35 Billion

- $4 million in capital raised from Producer Adam Goldberg, Techstars, & 989 collectors just like you

- We power the databases and price guides behind brands such as Funko and Hard Rock International

- Funko is profitable for us, representing an annual contribution of $250,000 and growing

- CEO ran the largest set of collector forums & founded the biggest European eBay business w/ $40 million GMV

- User wish lists house 9 Million items worth $913 Million

Historical Results of Operations

- *Revenues & Gross Margin.* For the period ended December 31, 2021, the Company had revenues of $444,140 compared to the year ended December 31, 2020, when the Company had revenues of $642,142. Our gross margin was 84.35% in fiscal year 2021, compared to 76.32% in 2020.

- *Assets.* As of December 31, 2021, the Company had total assets of $341,404, including $112,406 in cash. As of December 31, 2020, the Company had $346,845 in total assets, including $106,993 in cash.

- *Net Loss.* The Company has had net losses of $162,993 and net losses of $285,630 for the fiscal years ended December 31, 2021 and December 31, 2020, respectively.

- *Liabilities.* The Company's liabilities totaled $197,108 for the fiscal year ended December 31, 2021 and $182,207 for the fiscal year ended December 31, 2020.

Liquidity & Capital Resources

To-date, the company has been financed with $336,840 in debt and $4,346,408 in equity.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 24 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 12 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Hobbydb Corp cash in hand is $112,406 as of December 31, 2021. Over the last three months, revenues have averaged $35,500/month, cost of goods sold has averaged $4,246/month, and operational expenses have averaged $50,120/month, for an average net margin of $-18,866 per month. Our intent is to be profitable in 8 months.

We are almost done with integrating our 3 main websites (there is only one more site to integrate and this has been started) and building tools that allow our contributors to maintain many more parts of the site. We are continuing on this path and this crowdfunding is part of this strategy (we want the site to be owned by the people that build the hobbyDB database.

We have a number of major proposals outstanding that will give us step-ups in revenues and expect to close some of them.

Our assumption is that we do not need to raise further funding but will continue to do so as this is part of our vision of being owned by our most important users, our contributors. We now have more than 900 shareholders that we could approach in the case need to (we have a very loyal shareholder following as you can see from our past fundraising history further above).

All projections in the above narrative are forward-looking and not guaranteed.

Net Margin: -39% Gross Margin: 84% Return on Assets: -48% Earnings per Share: -$10,866.20 Revenue per Employee: $104,539 Cash to Assets: 33% Revenue to Receivables: 724% Debt Ratio: 58%

Reviewed_Statements_-_HobbyDB_Corp.pdf

2021_Management_Rep_Letter_from_hobbyDB_signed.pdf

We ❤ Our 1266 Investors

Thank You For Believing In Us

Damian Sardz	Mark Clairavel	Elizabeth Bright	Mike Block Jr	Jim Mandap	Gunnar Haas	Angela BROWN
Bryan Benedict	Eckehard Scharf	Rajan Sitaram	Anne Kathryn Day	Richard E Kane II	John Shipley	James Conley
Johannes Bierce	Vincent Sullivan	Guy Edmonds	Stephen Stevens	Richard Mcdougald	Tyler Goodman	Loren Wright
Dinan Yang	Tyrone Evans	Peter Ricchiuti	Amit Bansal	Jessica Hiestar	Ron Metz	Diep Lo
Peter A Gigante	Jeremy Gomez	John Bodine	Fernando Govea	Adrian Pirogina	Rhett Wurttemberger	Carlos Gonzalez
Rosa Lopez	Eugene A RICHARDS	Rick Arsay	John Hernandez	Edgar Zumano	Jose MARTINEZ	Luis VALA
Cathy Lahrmayer	Aj Anderson	Bryan Lampl	Michael Dover	Nathan Arendt	Prashant Trivedy	Paul Deardorff
Joseph Erwinker	Lee Diars	Thompson Rock	Dean Gilbert	Henry Tsai	Isaac Nelson	Carolyn Tomkin
[illegible]	Deborah Flores	Cecil Burgess	Chandler Barbarellar	Bao Nguyen	Bill Nelson	Anthony Lingam
Harold Pardo Bautista	Brian Costar	Dale W Peterson	Michael Frank	Matt Marshall	Michael J Tompkins	Mark Michaelsen
Theodore Rubin	Marc Drewater	Richard Lopez	Garrett Petersen	Richard L Hills	Frank Mark	Samuel J Rogers
Rossitty Rhetz	Eric Hoyatt	Douglas Herbst	John A Kutalek	Lon Montefalcon	Michael Fisher	Nick Wright
Anthony Toth	Savannah Davis	Edward Reyes	Alexandros Argoudelis	Jessica Salonis	Lawrence Shaw	Jarrod Tapper
Charles Knight	Travis Garde	Jack Corry	Jessica Cooney	Thomas Lee Bloch	Jerry Lindahl	Peter Scavuzzo
Ivan Rodriguez	Zachary Grey Dekker	Lee Diars	Shaun Mahoney	Michael Goldforde	Stacey Crosby	Jennifer L Dilbeck
Cory Baker	James Adams	Kenneth Graf	Caleb McDonald	Wes Howard	Frits Nol	Shawn Holscade
Jeremiah Dimston	Maria Moreno	James Oldfield	Alexander Freeman	Matthew Daugherty	Michael Olsby	Christopher James Chavez
Amir Hudson	Eric F Reinhold	Erik Miller	Adam Salomon	Olivia HERRERA	Jonathan Palmer	Keith Klemmer
Christopher Hernandez	Diep Lo	Leonardo Plaza Vergara	Jorge Yamil Martinez Ruiz	Justin Shepherd	Ken Pelow	John Savarese
Steve Lasperance	Johnny Delgado	Andy Waskie	Jeff Tomassini	Andrew Min	Dan Turner	Alan D Cowling
Roy Lawson	Richard E Kane II	Harvey Solomon	Shawn Steele	Bryan Knight	Eugene A RICHARDS	Nathan Kruger
[illegible]	Michael Finn	Brandy Lindsay	Jeremy Jacques Boyd Aus	Mark Bruder	Cathe Fenton	Mirza Shakir
Ralph Monfiarno	Jaymie R San Nicholas	Eric Ford	Joao Filipe Fernandes	Ferdinand Malfiger	Bryan Cargue	Tiago Fernandes
Susan James	Scott Green	Gary Gardner	Geoffrey Hunt	Art McKinnon	Nixon Yang	Thomas Kinney
Damian Morgan	Eric Valentin	John Gaboit	Erin Porter	Kimberly Dodd-Brum	John Avery	Arthur Hill
Mary Olsen	Richard Engesser	Brian Simpkins	Bonnie Acosta	William Peter Dreyer	Matthew Vaughn	Duke Wilson
Jimmy Nichols	Peter Roman	Catherine Shortash	Jared E Day	Brendon NETUSKY	Joseph Haute	

Thank You!

From the hobbyDB Team



Christian Braun
Collector of Collectors & CEO



Alexandra Lindsay
Connector of Collectors & Marketing



Christopher Caruk
Crafter for Collectors & Development

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Ted Huffman	President @ Addlon	2020
Peter Reschke	Retired @ N/A	2020
Christian Braun	CEO @ hobbyDB	2013

Officers

OFFICER	TITLE	JOINED
Christian Braun	CEO	2013

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Christian Braun	4,896,309 Common and Preferred	28.9%

Past Equity Fundraises

DATE	AMOUNT	SECURITY	EXEMPTION
09/2013	$75,000	Common Stock	Regulation D, Rule 506(b)
09/2015	$18,000	Common Stock	Regulation D, Rule 506(b)
05/2017	$2,868,406	Preferred Stock	Regulation D, Rule 506(c)
10/2017	$325,000	Preferred Stock	Regulation D, Rule 506(b)
04/2018	$500,000	Preferred Stock	Regulation D, Rule 506(b)
12/2018	$240,000	Preferred Stock	Regulation D, Rule 506(b)
09/2019	$260,000	Preferred Stock	Regulation D, Rule 506(b)
01/2020	$209,709		Other
04/2020	$273,629		4(a)(6)
05/2020	$10,000	Preferred Stock	Regulation D, Rule 506(b)
12/2020	$139,294		4(a)(6)
04/2021	$127,131		Other
12/2021	$50,000	Preferred Stock	Section 4(a)(2)
04/2022	$155,062		4(a)(6)

The use of proceeds is to fund general operations.

Outstanding Debts

LENDER	ISSUED	AMOUNT	OUSTANDING	INTEREST	MATURITY	CURRENT
PayPal	01/07/2020	$209,709	$52,919	0.0%		Yes
Payroll Protection Program	04/16/2021	$127,131	$0	1.0%	09/30/2024	

Related Party Transactions

None.

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Preferred Stock	15,000,000	10,616,093	Yes
Common Stock	23,000,000	5,704,764	Yes

	SECURITIES RESERVED FOR ISSUANCE UPON EXERCISE OR CONVERSION
Warrants:	58,117
Options:	555,556

Risks

You will not have significant influence on the management of the company.

The day to day management, as well as big-picture decisions, will be made exclusively by our executive officers and directors. You will have a very limited ability, if at all, to vote on issues of company management and will not have the right or power to take part in the management of the company and will not be represented on the board of directors of the company. Accordingly, no person should purchase our stock unless he or she is willing to entrust all aspects of management to our executive officers and directors.

Our management has broad discretion with regards to the use of proceeds in this offering.

Our management is entrusted to make decisions in the best interest of the company. That includes using their discretion when applying the proceeds of this offering to our operations. While we state what our intended uses might be, changed circumstances and the emergence of opportunities may result in uses of proceeds that differ from what is disclosed here.

An investment in our securities is speculative and there can be no assurance of any return on investment.

Investors will be subject to substantial risks involved in an investment in the company, including the risk of losing their entire investment. An investment in our securities is speculative and may not result in a positive return. Investors should only invest an amount that they are willing to lose entirely.

We depend on the efforts of our small management team.

Our future success depends on the efforts of a small management team. The loss of services of any member of the management team may have an adverse effect on the Company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Coronavirus. We do not know the impact the pandemic will have on our business but assume that with people confined to their home we will benefit from more traffic and attention to hobbies.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Risks Relating to the Company and its Business We have a limited operating history. We have only been in business since 2013. While in that time we have gone from concept to a few hundred thousand users, our operating history is limited and there can be no assurance that we will be able to undertake our business plan for the long term, or that we will be able to reach profitability, or that our results so far are indicative of the results that we may be able to achieve in the future.

Our future plans rely upon assumption and analyses prepared by our management.

Our management has prepared assumptions and analyses that are driving our business plan. If these assumptions prove to be incorrect, or the analyses are applied incorrectly, our financial results may be negatively impacted. Whether actual operating results and business developments will be consistent with our management's assumptions and analyses depend on a number of factors, many of which are outside our control, including, but not limited to:

- Whether we can obtain sufficient capital to sustain and grow its business - Our ability to manage the company's growth - Whether we can manage relationships with key vendors that are needed to provide our services - Competition - Our ability to retain existing key management, to integrate future hires and to attract, retain and motivate qualified personnel - The overall strength and stability of domestic and international economies - Consumer spending habits

Computer malware, viruses, hacking, phishing attacks, and spamming could harm our business.

As social-network hosting information that may be used to identify users and their networks, we may be the subject of computer malware, viruses, hacking, phishing attacks, and spamming. Should we be unable to effectively manage these attacks and threats to user information, we may experience harm to our reputation and our ability to retain existing users and attract new users.

Our business depends on our ability to maintain and scale our technical infrastructure.

Our reputation and ability to attract, retain, and serve our users depend on the reliable performance of our site and its underlying technical infrastructure. Our systems may not be adequately designed with the necessary reliability and redundancy to avoid performance delays or outages that could be harmful to our business. If hobbyDB is unavailable when users attempt to access it, users may not continue using our services.

We operate in a highly competitive space and competition presents an ongoing threat to the success of our business. There have been many entrants trying to reach sub-segments of our target audience and provide similar services. Additionally, we recognize that the large ecommerce firms such as Amazon or eBay might move into our field, potentially disrupting the space. Those large platforms have access to greater financial, technical, and marketing resources, which we may not be able to contend with.

The amount of capital we are attempting to raise in this offering under Regulation Crowdfunding may not be enough to sustain our business plan, and we intend to raise additional capital in the future. In order to achieve our long-term goals, we may need to raise funds in addition to the amount raised in this offering under Regulation Crowdfunding. When it comes time to raise additional funds, there is no guarantee that we will be able to raise such funds on acceptable terms or at all. Or, if we do raise funds from equity offerings, those future investors may receive securities that are on more favorable terms than those offered to investors in this offering. If we are not able to raise sufficient capital in the future, we may not be able to execute on our long-term goals.

We have historically experienced net operating losses and may not be profitable for the foreseeable future.

We have experienced past net operating losses since inception of hobbyDB and we may continue to see such losses as we undertake our business plan. While we anticipate that we will eventually get to consistent profitability, we cannot guarantee that result and we do not have the operational history to support any assumption about future profitability.

The SEC requires that we identify risks that are specific to our business and financial condition. We are still subject to all the same risks that all companies in our business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). You should consider general risks as well as specific risks when deciding whether to invest.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, the shareholders may change the terms of the Articles of Incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer,

- to an accredited investor[1];

- as part of an offering registered with the U.S. Securities and Exchange Commission; or

- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, we will perform valuations of our common stock that take into account factors such as the following:

- unrelated third party valuations of our common stock;

- the price at which we sell other securities, such as convertible debt or preferred stock, in light of the rights, preferences and privileges of our those securities relative to those of our common stock;

- our results of operations, financial position and capital resources;

- current business conditions and projections;

- the lack of marketability of our common stock;

- the hiring of key personnel and the experience of our management;

- the introduction of new products;

- the risk inherent in the development and expansion of our products;

- our stage of development and material risks related to our business;

- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;

- industry trends and competitive environment;

- trends in consumer spending, including consumer confidence;

- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and

- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Hobbydb Corp
- Delaware Corporation
- Organized September 2013
- 4 employees

1500 S Vona Ct
Superior CO 80027

https://www.hobbydb.com

Business Description

Refer to the hobbyDB profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

hobbyDB is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.